June 2, 1999

Board of Directors
Danielson Holding Corporation
767 Third Avenue
New York, NY 10017-2023

Attention:        Martin J. Whitman
                  Chairman and Chief Executive Officer

Ladies and Gentlemen:

         Reference is made to that certain Letter Agreement ("Letter Agreement"), dated April 14, 1999, by and between Equity Group Investments, L.L.C. ("EGI") and Danielson Holding Corporation (the "Company") pursuant to which the Company and EGI agreed to the terms and conditions under which EGI may provide certain advisory services to the Company.

         Pursuant to Section 5(c) of the Letter Agreement, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, EGI and the Company hereby agree that the first full paragraph of the Letter Agreement is hereby deleted in its entirety and replaced with the following:

         "This letter will confirm our understanding of the basis on which Equity Group Investments, L.L.C. ("EGI") will provide, on a non-exclusive basis, certain advisory services to Danielson Holding Corporation (the "Company") in connection with potential business acquisitions by the Company, whether by purchase of capital stock or other assets or by merger, joint venture or otherwise ("Acquisition Transactions")."

         Except as expressly modified hereby, the Company and EGI hereby reaffirm each and every provision set forth in the Letter Agreement and, except as modified hereby, the Company and EGI acknowledge and agree that each provision and obligation therein continues in full force and effect.

                                         Very Truly Yours,

                                         Equity Group Investments, L.L.C.

                                         By: Donald Liebentritt
                                           ________________________


   Accepted and Agreed
   to as of the date first
   above written:


   Danielson Holding Corporation

   By: /s/ David Barse
      ______________________